UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

PAN AMERICAN GOLD CORPORATION

                INTERIM CONSOLIDATED BALANCE SHEET

                 (Unaudited)

PAN AMERICAN GOLD CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

for the three months ended March 31, 2006 and 2005

(Unaudited)

PAN AMERICAN GOLD CORPORATION

                INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                for the three months ended March 31, 2006 and 2005

(Unaudited)

PAN AMERICAN GOLD CORPORATION

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2006 and 2005

(Unaudited)

Note 1	Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods in their application as the Company’s annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual financial statements at December 31, 2005.

Note 2	Share Capital

Authorized

Unlimited common shares

Unlimited non-voting convertible redeemable non-cumulative 6% preference shares

Issued Common Shares		Number	$
Balance December 31, 2005 & March 31, 2006		34,927,116	$ 8,075,829

Treasury Shares

Treasury Shares (Note 3)		800,000	(305,129)

Warrants	Number	Exercise	Expiry

Balance December 31, 2005	420,533	$ 0.83	March 7 2006
Expired	(420,533)

Balance March 31, 2006	-

Options

Balance December 31, 2005	1,133,334	$ 0.02	May 7, 2009
Cancelled	(1,033,334)

Balance March 31, 2006	100,000	$ 0.02	May 7, 2009

Note 3	Disposition of Resource Property

The Company disposed of the Eskay Creek Resource Property in exchange for the return to treasury of 800,000 common shares. The fair value of the transaction was recorded as $305,129, which was estimated by management to be the fair value of the property at the time the transaction was negotiated. As a result, there is no gain or loss recorded on the disposition.

Note 4	Related Party Transactions

During the three months ended March 31 the Company incurred the following expenses with directors or companies with a common director:

	Three months ended March 31,
	2006	2005

Consulting fees	18,202	98,731

The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

As December 31, 2005 – $44,449 owing to a director of the Company and a company with a common director.

As at March 31, 2006, loans payable are due to a shareholder. The amount is unsecured with no specific terms of repayment.

Note 5	Segmented information

The Company's operations fall into one industry segment, the exploration of resource properties. Geographic information is as follows:

	March 31, 2006	March 31, 2005
Net Loss:
Canada	69,543	52,698
United States	7,210	40,160
Total Assets:
Canada	3,476,346	3,325,690
United States	-	3,105
Chile	-	58,316

Note 6	Subsequent events

On April 13, 2006, the Company issued one million units at US$0.50 per unit. Each unit is comprised of one share and one warrant, with each warrant entitling the holder to acquire an additional share for US$0.80 until March 7, 2007. Gross proceeds of the placement were $578,700 (US$500,000). This amount had been received at the end of the quarter but the shares had not yet been issued.

On March 22, 2006, the Company announced a private placement of up to 2.5 million units at US$0.60 per unit. Each unit will be comprised of one share and one half of one warrant, with each warrant entitling the holder to acquire an additional share at an exercise price of US$0.90 per share for a period of two years from the date of issuance. The Company anticipates that the gross proceeds of the placement will be US$1,500,000.

On May 15, 2006 the Company announced its intention to option the right to earn a 100% interest in certain mineral properties located in Narayit Mexico, subject to the fulfilment of certain conditions during the one (1) month period commencing on the date of execution of the letter agreement.

Upon the closing of the Agreement, Pan American will be entitled to exercise the Option and thereby acquire a 100% interest in the Property, subject to the NSR, by completing the following:

• Year 1 – Initial payment of US $20,000 at the beginning of the Option Period, and a second payment of US $40,000 six months later. Pan American is required to complete fieldwork commitments of US $100,000 on direct exploration of the Property in that year.

• Year 2 – Payment of US $120,000 will be made on the anniversary date of the Option Period and field work commitments of US $200,000 is required to be completed.

• Year 3 – Payment of US $170,000 and field work commitments of US $300,000 is required to be completed.

• Year 4 – Payment of US $750,000 to Ramon Farias, of which, at the discretion of Pan American, up to 50% will be payable in shares of the public company that holds the Option.

Further terms of the deal include:

• Up to 25% of payments noted above may be made in shares at the rate of 1 share for each US $0.60.

• All of the annual cash payments will be in US dollars, plus a 15% IVA (not including tax payments).

• Work commitments exceeding required amounts will be credited to the following year.

PAN AMERICAN GOLD CORPORATION

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 30, 2006

The following discussion and analysis of our financial condition and results of operations for the two quarters ended March 31, 2006 and March 31, 2005 should be read in conjunction with our audited consolidated financial statements and related notes dated December 31 2005 and the interim unaudited financial statements for the period ended March 31 2006. Our financial statements were prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts included in the following discussion are expressed in Canadian dollars.

Nature of Business

Our company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) on April 24, 1967 under the name "Jolly Jumper Products of America Limited". On September 25, 1987, our name was changed to Sun Valley Hot Springs Ranch Inc. Our name changed to Tri-Valley Free Trade Inc. on March 26, 1991 and to Tri-Valley Investments Corporation on June 19, 1995. On October 2, 1998, our name changed to Tri-Lateral Venture Corporation and, on May 6, 2004, our name was changed to our present legal and commercial name "Pan American Gold Corporation". We are a reporting issuer under the securities laws of the Province of Ontario. We are a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended.

Our common shares began quotation on the OTC Bulletin Board on April 19, 2004. On May 6, 2004, the issued and unissued shares of common stock were split on the basis of seven (7) common shares for each one (1) common share and our name was changed to Pan American Gold Corporation in conjunction with the acquisition of Pan American Gold Corporation (Nevada) (“Pan American Nevada”). The forward split and name change were not effected with the OTC Bulletin Board until June 2, 2004 at which time our trading symbol was changed to “PNAMF”.

We are in the business of acquiring, exploring and developing (when appropriate) natural resource properties. Our primary property prior to the acquisition of Pan American Nevada was the Lennie property, a gold exploration project located in the Red Lake gold camp in Ontario which we still own.

With the acquisition of the Nevada subsidiary we acquired four properties: Kinsley and Pinnacle located in Nevada, USA, Cactus in California, USA and Eskay Creek in British Columbia, Canada. During 2004, we conducted some exploratory drilling on the Cactus and Kinsley properties. The exploration results were disappointing and these properties were subsequently abandoned. The Pinnacle property was abandoned when difficulties obtaining necessary permitting did not allow for any on site evaluation prior to a significant property payment.

We do not have defined mineral resources or reserves on any of its exploration properties. Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and most important, stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices. The prices of most metals, including gold, have increased significantly over the past year, improving the probability of success that a new discovery will be economic, as well as the improving access to capital to finance on-going activities.

Overview of Operations

Disposition of Eskay Creek Property

In February 2006, we entered into a termination agreement whereby we transferred our undivided 75%

interest in and to certain mining claims situated in the Eskay Creek region, Skeena and Liard Mining Divisions, British Columbia. Pursuant to this agreement, we assigned our interest in these properties to a shareholder of our company, Matt Mason, in consideration for the return to treasury of 800,000 of our common shares.

Option of Mexican Silver Property

In the first quarter of 2006, we commenced evaluation of the la Reforma property in Mexico and are not required to make any payments until that review was completed. The Due diligence has been completed and we have decided not to pursue this acquisition.

Option of Narayit Province Mexico Gold Property

Early in the second quarter the Company entered into an agreement whereby it can after a review period earn a 100% interest in a gold property located in Narayit Province Mexico. The review has commenced and a decision on that acquisition will be made shortly

Private Placements

On April 13, 2006, we sold one million units at US$0.50 per unit. Each unit is comprised of one share and one warrant, with each warrant entitling the holder to acquire an additional share for US$0.80 for a period of one year from the date of issuance. Gross proceeds of the placement were US$500,000.

On March 22, 2006, we announced a private placement of up to 2.5 million units at US$0.60 per unit. Each unit will be comprised of one share and one half warrant, with each warrant entitling the holder to acquire an additional share at an exercise price of US$0.90 per share for a period of two years from the date of issuance. We anticipate that the gross proceeds of the placement will be US$1,500,000.

Management Changes

We have recently completed a change in our management. Greg Burnett and Rick Bachman resigned as officers and directors and have been replaced by Steve Bajic. Mr Bajic has assumed the role of President on an interim basis and has been appointed as a director. In addition, Wicktor Musisl has been appointed as a director.

General Activities

During the quarter, we have been pursuing additional financing. We made the difficult decision to dispose of the Eskay Creek property. We had maintained the Eskay Creek property and have evaluated the previous season’s geophysical data, but did not have the resources to continue to explore the property and have concluded discussions with the original vendor of the property to divest the property.

We have maintained our Red Lake property and have had discussions with resource companies over the past year with respect to optioning an interest in the property for an exploration commitment.

Our recent activity has focused on the review and acquisition of two properties located in Mexico. We are continuing to evaluate the Narayit gold property and our recent private placements have provided sufficient cash to perform the evaluations and if the evaluation is completed satisfactorily we will move to an initial exploration of these property.

Selected Annual Information

	2005	2004	2003
Total Revenue	Nil	Nil	Nil
Income (loss) before discontinued operations and extraordinary items
Total	(428,078)	(982,572)	(104,375)
Per share	$ (0.01)	$ (0.03)	$ (0.00)
Income (loss) after discontinued operations and extraordinary items
Total	(428,078)	(982,572)	(104,375)
Per share	$ (0.01)	$ (0.03)	$ (0.00)
Total Assets	3,250,702	3,428,573	17,474
Long Term Liabilities	3,134,515	2,923,968	Nil
Dividends	Nil	Nil	Nil

               In 2004, we conducted significant exploration activities until a shortage of available funds necessitated a reduction in activity in 2005 and to date. In 2002 and 2003, we were relatively inactive while we restructured our operations. During 2005, we continued to look for new properties and to secure financing. We were not successful in raising financing until early 2006. If the results of the due diligence on the La Reforma and the Narryit property are favourable then the funds raised and being raised will be used to advance these properties.

Results of Operations

Due to low working capital, operations during the year ended December 31, 2005 have been limited to clearing up details of our Nevada operations, securing the return of reclamation bonds, a review of data from the geophysical survey of our Eskay Creek property and disposition thereof, and review of options to raise additional capital and acquire new resource opportunities.

At March 31, 2005, we had a working capital of 451,396 compared with a deficit of $85,533 at the Year ended December 31 2005. We expect that we will require additional financing to provide adequate funds to carry out additional exploration activities on our properties, which, if not raised, could require curtailment of activities in the future.

Cash used in operations was $ 41,771 remained very close to last year decreasing from $68,592in the same period last year.

General and administrative expenses declined from $118,315 in 2005 to $34,332 this year. Most of this decrease was due to reduced consulting fees which declined from $98,731 to 29,8776. The decline was due to the reductions in the later part of the year in activity levels due to cash shortages.

The following is a summary of our financial results for the eight most recently completed quarters:

	Q1 March 31, 2005	Q4 Dec 31 2005	Q3 Sept 30 2005	Q2 June 30,	Q1 March 31, 2005	Q4 Dec 31, 2004	Q3 Sept 30, 2004	Q2 June 30, 2004
Total revenues	$-	$-	$-	$-	$-	$-	$-	$-
Net loss	$(76,753)	$(51,515)	$(160,796)	$(122,729)	$(92,858)	$(718,694)	$(225,529)	$(18,821)
Per share	$ (0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.02)	$(0.01)	$(0.00)
Per share, fully diluted	$ (0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.02)	$(0.01)	$(0.00)

Liquidity

We have total assets of $3,476,346. Our primary assets are cash of $ 532,362 resource properties of $13,270 and the interest in the Limited Partnership interest of $2,926,910. We have no long-term liabilities other than a promissory note of $3,169,497 related to the partnership interest. We expect to dispose of the partnership interest in the next quarter at a nominal gain.

At December 31 2005, we had a working capital deficit as of March 31 2006 we have working capital of $451,396 During the year ended December 31, 2005, we negotiated private placements, and a private placements were completed during the quarter ended March 31, 2006. The next step which will be to close the US$1,500,000; 2.5 million unit financing announced on March 22 2006 which is expected within several weeks of this report.

It was management’s opinion that its cash reserves were not sufficient to meet our near term administrative overhead obligations and additional loan or equity financing was required the recent closing has provided sufficient cash to allow the acquisition of new properties and the commencement of exploration thereon, should the initials reviews prove satisfactory. Should these fund be expended and subsequent financings not materialize curtailment of activity may occur again.

We have maintained our interest in the Ontario located Lennie property. There is exploration activity in the area and further exploration will be conducted if warranted we continue to maintain a watch on nearby claims.

Activity for 2006 will focus on the Narayit property assuming that the due diligence investigation is successful we expect to review other potential acquisitions.

Capital Resources

We do not own any producing mineral properties. Capital required to operate must come from equity financings or from other sources such as joint venture partners.

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which we are committed.

Transactions with Related Parties

	Year ended March 31,
	2006	2005
Consulting fees expensed	18,202	98,731

1. Includes non-cash stock-based compensation capitalized

Proposed Transactions

We are conducting due diligence on a Mexican resource property.

Critical Accounting Estimates

We have adopted depreciation policies, which, in the opinion of management, are reflective of the estimated useful lives and abandonment cost, if any, of our assets. We have not currently recorded any amounts in respect of abandonment, as none of these costs have been identified at present.

In addition, we are capitalizing costs related to the development and furtherance of development properties. The recovery of those costs will be dependant on our ability to discover and develop economic reserves and then develop the projects in an economic fashion. Management believes that costs capitalized in respect of these projects are not impaired and no adjustments to carrying values are required at this time.

We use the Black Scholes valuation model in calculating stock based compensation expenses. The model requires that estimates be made of volatility; interest rates and the ensuing results could vary significantly if changes are made in these assumptions.

Financial Instruments and Other Instruments

Our financial instruments consist of cash, other receivables, deposits, reclamation bonds, investment in limited partnership, accounts payable and accrued expenses, loans payable and promissory note. The loans payable are non interest-bearing.

It is management's opinion that our company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

Outstanding Share Data

As of March 31, 2005, there were 34,927,116 fully paid and non-assessable common shares issued and outstanding in the capital of our company.

Additional Information

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com. or www.panamericangold.com

FORM 52-109F2

Certification of Interim Filings

I, Steve Bajic, President of Pan American Gold Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation (the issuer) for the period ended March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

4.	The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

Date: May 30, 2006

/s/ Steve Bajic

Steve Bajic, President

(Principal Executive Officer)

FORM 52-109F2

Certification of Interim Filings

I, Michael Sweatman, Chief Financial Officer of Pan American Gold Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation (the issuer) for the period ended March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

4.	The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

Date: May 30, 2006

/s/ Michael Sweatman

Michael Sweatman, Chief Financial Officer

(Principal Financial Officer)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Steve Bajic

Steve Bajic,

President and Director

Date: May 31, 2006